

VANGUARD
NATURAL RESOURCES, LLC

5847 San Felipe, Suite 3000
Houston, Texas 77057
Phone: 832-327-2255
Fax: 832-327-2260

Fax

To:	Leslie Overton	**From:**	Richard Robert
Fax:	202-772-9213	**Pages:**	7 including cover page
Phone:		**Date:**	8/9/11
Re:	Vanguard Natural Resources, LLC acquisition	**cc:**	
	SEC File Number: 001-33756		

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AB- 4
file# 001 - 33756



5847 San Felipe, Suite 3000
Houston, Texas 77057
Phone: (832) 327-2255
Fax: (832) 327-2260
www.vnrllc.com

August 9, 2011

Via facsimile: (202) 772-9213

Office of the Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549-5546

Attention: Ms. Leslie Overton

RE: Vanguard Natural Resources, LLC Acquisition
      SEC File No. 001-33756

Dear Ms. Overton,

The purpose of this letter is to seek the concurrence of the staff of the Securities and Exchange Commission (the "Staff") that in connection with the acquisition by Vanguard Natural Resources, LLC ("Vanguard" or "the Company") of oil and natural gas properties in the Permian Basin from an undisclosed seller ("the Permian Basin Acquisition") and the acquisition of all producing oil and gas properties completed since the latest audited balance sheet date, December 31, 2010, as well as probable acquisitions in the aggregate, including the probable acquisition of the 53.4% interest in Encore that Vanguard does not currently own, Vanguard may compare the revenue and direct operating expenses of the Company to the same amounts of the targets for the application of the significance tests contained in Rules 1-02(w)(3) and 3-05 of Regulation S-X. We respectfully request that you consider the proposed significance test methodology on an expedited basis so that the Company may come to a conclusion on its need to provide audited financial information in an 8-K/A for the Permian Basin acquisition.

Background

On June 22, 2011, the Company announced that it had entered into a definitive agreement to acquire an undivided fifty percent interest in producing oil and gas assets in the Permian Basin of West

Texas for a net purchase price of $42.5 million from an undisclosed seller. The other fifty percent interest in the assets was being acquired by Encore Energy Partners, LP ("Encore"), of which Vanguard is the general partner and owns an approximate aggregate 46.6% interest, and as such the total purchase price paid by both parties equaled $81.4 million, after purchase price adjustments. The interests acquired by Vanguard and Encore include 192 wells in Texas with total consolidated estimated net proved reserves of 5.5 million barrels of oil equivalent as of May 1, 2011, of which approximately 70% are oil and natural gas liquids reserves (the "Properties"). The Permian Basin Acquisition was consummated on July 29, 2011.

On July 11, 2011, Vanguard and Encore announced the execution of a definitive agreement that would result in a merger whereby Encore would become a wholly-owned subsidiary of Vanguard Natural Gas, LLC, through a unit-for-unit exchange (referred to below as the Encore Merger). Under the terms of the definitive agreement, Encore's public unitholders would receive 0.75 Vanguard common units in exchange for each Encore common unit they own at closing. The transaction would result in approximately 18.4 million additional common units being issued by Vanguard. The completion of the merger is subject to approval by a majority of the outstanding Encore common units and also subject to the approval of the issuance of additional Vanguard common units in connection with the merger by the affirmative vote of a majority of the votes by Vanguard unitholders. Completion of the merger, assuming the requisite unitholder votes are obtained and subject to other customary terms and conditions, is expected to occur during the fourth quarter of 2011. On August 2, 2011, Vanguard and Encore filed a Registration Statement on Form S-4 with the Securities and Exchange Commission, which has not been declared effective. The Registration Statement includes the financial statement of Encore and incorporates a joint proxy statement/prospectus which Vanguard and Encore plan to mail to their respective unitholders in connection with obtaining unitholder approval of the proposed merger.

Rule 3-05 Significance Analysis

We understand that when only revenues and direct operating expenses of a lesser component are available as is the case with the Permian Basin Acquisition and the other probable acquisitions (except the Encore Merger) and comparing those amounts to pretax income from continuing operations of the registrant results in a distorted view of the significance of the target, the Staff has not objected to a registrant comparing the excess of revenues over direct operating expenses of a target to the comparable amounts for the registrant.

We have prepared and set forth in Exhibit A attached hereto a significance analysis prepared in accordance with Rules 1-02(w) and 3-05 of Regulation S-X for the oil and natural gas properties acquired in the Permian Basin Acquisition. Please note that for purposes of the calculation, we have included 100% of the Permian Basin Acquisition made by Encore. Therefore, all amounts related to the Permian Basin Acquisition include the 50% interest purchased by Vanguard combined with the 50% made by Encore (i.e.

$40.7 million adjusted purchase price by Vanguard plus $40.7 million adjusted purchase price by Encore equals a total Vanguard purchase price for significance testing of $81.4 million).

As shown in Exhibit A, when the test is calculated by comparing the excess of revenues over direct operating expenses of the Permian Basin Acquisition over Vanguard's 2010 income before income taxes the result is 53% which we believe is a distorted view of the significance of the Permian Basin Acquisition. When the test is calculated on a directly comparable basis using Vanguard's 2010 revenues in excess of direct operating expenses the result is 19% which we believe is more indicative of the true significance of the Permian Basin Acquisition. This conclusion is further supported by the fact that when the significance is evaluated using other measures (asset/investment test (5%), revenues (20 %), and reserves (8%)) the significance is 20% or less.

In addition, we assessed the significance of all of producing oil and gas property acquisitions completed since the latest audited balance sheet date, December 31, 2010, as well as probable acquisitions in the aggregate, including the probable acquisition of the 53.4% interest in Encore that Vanguard does not currently own. We also assessed the significance of the population of completed and probable acquisitions subject to reporting pursuant to Rule 3-05(b)(2)(i) – all of Vanguard's and Encore's completed and probable acquisitions excluding the acquisition of the 53.4% interest in Encore that Vanguard does not currently own. The acquisition of the 53.4% interest in Encore that Vanguard does not currently own is excluded from this population because it is individually significant at the greater than 50% level and we have provided the financial statements of Encore in the Registration Statement on Form S-4 and will continue to do so in any future Registration Statements. We have prepared and set forth in Exhibit B attached hereto a significance analysis prepared in accordance with Rules 1-02(w) and 3-05 of Regulation S-X.

As shown in Exhibit B, when the test is calculated by comparing the excess of revenues over direct operating expenses of all acquisitions (except the Encore Merger) over Vanguard's 2010 income before income taxes the result is 94% which we believe is a distorted view of the significance of all acquisitions. When the test is calculated on a directly comparable basis using Vanguard's 2010 revenues in excess of direct operating expenses the result is 34% which we believe is more indicative of the true significance of all acquisitions. This conclusion is further supported by the fact that when the significance is evaluated using other measures (asset/investment test (9%), revenues (38%), and reserves (16%)) the significance is 38% or less.

Analysis of the Financial Statement Presentation

We understand that the Staff has taken the position that the acquisition of producing oil and gas properties constitutes a business pursuant to Rule 3-05 of Regulation S-X. Assuming the Staff concurs with the methodology for computing significance as discussed above, the Permian Basin Acquisition does not meet the 20% significance threshold established under Rules 1-02(w) and 3-05, and accordingly, would not require our filing of audited financial information. Additionally, assuming the Staff concurs with the methodology for computing significance as discussed above, the acquisitions of all producing oil and gas properties completed since December 31, 2010 as well as those that are currently probable, excluding the acquisition of the 53.4% interest in Encore that Vanguard does not currently own, do not meet the 50% significance threshold established under Rules 1-02(w) and 3-05, and accordingly, would not require our filing of audited financial information in a registration statement. Therefore, the Company proposes that it would not provide financial statements for the Permian Basin Acquisition or any individually insignificant acquisition.

<u>Summary of Relief Requested</u>

For the reasons discussed above, the Company respectfully requests that the Staff confirm that it will not object to the comparison of revenues and direct operating expenses for purposes of significance testing.

Thank you for your consideration of our request. We would appreciate your response to the relief request at the earliest convenient date. Should you have any questions, please do not hesitate to contact me at 832-327-2258 or via email at rrobert@vnrllc.com.

Sincerely,

Richard Robert
Executive Vice President and
Chief Financial Officer

Enclosure (2)

Investment/Asset Test under Rule 1-02(w)(1) and (2) of Regulation S-X

Permian Basin Acquisition – Purchase Price	$81,400,000
Vanguard Total Assets at 12/31/2010	$1,568,751,000

Acquisition purchase price as a %
of Vanguard's historical total assets at 12/31/10   **5%**

Income Test under Rule 1-02(w)(3) of Regulation S-X - using Vanguard historical 2010 revenues in
  excess of direct operating expenses as the proxy for income before income taxes from continuing operations

Permian Basin Acquisition - 2010 revenues in excess of direct operating expenses	$11,560,010
Vanguard historical 2010 revenues in excess of direct operating expenses	$60,046,000

Acquisition 2010 revenues in excess of direct operating expenses as a %
of Vanguard historical 2010 revenues in excess of direct operating expenses   **19%**

Income Test under Rule 1-02(w)(3) of Regulation S-X - using Vanguard 2010 income before income
  taxes from continuing operations

Permian Basin Acquisition - 2010 revenues in excess of direct operating expenses	$11,560,010
Vanguard 2010 net income before income taxes from continuing operations	$21,885,000

Acquisition 2010 revenues in excess of direct operating expenses as a %
of Vanguard 2010 net income before income taxes from continuing operations   **53%**

Other Information - 12/31/10 Revenues and Reserve Information

Permian Basin Acquisition:

Revenues	$17,393,952
Reserves (MBOE)	5,504

Vanguard Historical:

Revenues	$85,357,000
Reserves (MBOE) (includes the 53.4% non-controlling interest in ENP reserves Vanguard does not currently ow	69,286

Permian Basin Acquisition as a % of Vanguard historical at 12/31/10:

Revenues	20%
Reserves (MBOE)	8%

	Vanguard all acquisitions including Encore	Exhibit B Vanguard all acquisitions excluding Encore
Investment/Asset Test under Rule 1-02(w)(1) and (2) of Regulation S-X		
All 2011 Acquisitions - Purchase Price (including 100% aggregate interest in ENP's 2011 acquisitions)	$566,921,575	$137,825,000
Vanguard Total Assets at 12/31/2010	$1,568,751,000	$1,568,751,000
Acquisition purchase price as a % of Vanguard's historical total assets at 12/31/10	36%	9%
Income Test under Rule 1-02(w)(3) of Regulation S-X - using Vanguard historical 2010 revenues in excess of direct operating expenses as the proxy for income before income taxes from continuing operations		
All 2011 Acquisitions - 2010 revenues in excess of direct operating expenses (including 100% aggregate interest in ENP's 2011 acquisitions)	$85,969,723	$20,553,121
Vanguard historical 2010 revenues in excess of direct operating expenses	$60,046,000	$60,046,000
Acquisition 2010 revenues in excess of direct operating expenses as a % of Vanguard historical 2010 revenues in excess of direct operating expenses	143%	34%
Income Test under Rule 1-02(w)(3) of Regulation S-X - using Vanguard historical 2010 income before income taxes from continuing operations		
All 2011 Acquisitions - 2010 revenues in excess of direct operating expenses (including 100% aggregate interest in ENP's 2011 acquisitions)	$85,969,723	$20,553,121
Vanguard 2010 net income before income taxes from continuing operations	$21,885,000	$21,885,000
Acquisition 2010 revenues in excess of direct operating expenses as a % of Vanguard 2010 net income before income taxes from continuing operations	393%	94%
Other Information - 12/31/10 Revenues and Reserve Information		
All 2011 Acquisitions (including 100% aggregate interest in ENP's 2011 acquisitions):		
Revenues	$130,491,273	$32,371,443
Reserves (MBOE)	32,876	10,942
Vanguard Historical:		
Revenues	$85,357,000	$85,357,000
Reserves (MBOE) (includes the 53.4% non-controlling interest in ENP reserves Vanguard does not currently own)	69,286	69,286
All 2011 Acquisitions as a % of Vanguard historical at 12/31/10:		
Revenues	153%	38%
Reserves (MBOE)	47%	16%